Exhibit 21.1

Code Chain New Continent Limited

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation
Code Chain New Continent Limited	Nevada
Citi Profit Investment Holding Limited	British Virgin Islands
TMSR Holdings Limited	Hong Kong
Tongrong Technology (Jiangsu) Co., Ltd.	People’s Republic of China
Makesi Iot Technology (Shanghai) Co., Ltd.	People’s Republic of China

VIE
Jiangsu Rong Hai Electric Power Fuel Co., Ltd.	People’s Republic of China
Sichuan Wuge Network Games Co., Ltd.	People’s Republic of China